(212) 474-1876
November 29, 2010

Crucell N.V.
Schedule TO-T filed on November 12, 2010
Filed by JJC Acquisition Company B.V. and Johnson & Johnson
File No. 005-51066

Dear Ms. Chalk:

On behalf of Johnson & Johnson and JJC Acquisition Company B.V. (“JJC Acquisition” and, together with Johnson & Johnson, the “Filing Persons”), we are writing to respond to Comment #2 set forth in the letter (the “Comment Letter”) of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated November 23, 2010, providing comments to the Schedule TO filed by the Filing Persons with the Commission on November 12, 2010 (the “Schedule TO”) in connection with the proposed tender offer (the “Offer”) by JJC Acquisition for all of the issued and outstanding shares in Crucell N.V. (“Crucell”).

For the convenience of the Staff, Comment #2 of the Staff is reproduced below in its entirety in italics and is followed by the corresponding response of the Filing Persons.  Capitalized terms used and not defined herein have the meanings ascribed to them in the Offer Document filed as Exhibit 99(a)(1)(A) to the Schedule TO.

Schedule TO-T

Exhibit 99(a)(1)(A)-Offer to Purchase

General

2.  We note that Johnson & Johnson indirectly holds (through its affiliate JHC Nederland B.V.) 17.9% of Crucell’s total issued share capital.  It appears these shares were purchased pursuant to the Equity Purchase Agreement dated September 28, 2009 included as an exhibit to Crucell’s Form 20-F filed on April 7, 2010.  Given this pre-offer ownership stake and the rights afforded to Johnson & Johnson under the Collaboration Agreements and the Shareholder and Registration Rights Agreement, tell us why Johnson & Johnson is not an affiliate of Crucell and why this transaction is not subject to Rule 13e-3.  Your analysis should address the level of influence, whether actual or potential, Johnson & Johnson had on Crucell, whether through share ownership, existing business relationships, board representation or otherwise.  In addition, it should focus on Johnson & Johnson’s access to non-public information about Crucell by virtue of these agreements or otherwise.  In this regard, it appears that Johnson & Johnson became interested in acquiring Crucell by virtue of its involvement with the company through these agreements, versus being contacted by Crucell or its representatives as part of an “auction” process.  We may have further comments after reviewing your analysis.

Response:

Rule 13e-3(a)(1) under the Exchange Act defines an “affiliate” of the issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer”.  Rule 12b-2 under the Exchange Act defines “control” to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise”.  The determination of whether a person is in control of an issuer “does not turn solely on the ownership of any specific percentage of securities”,1 but rather is “based upon the particular facts and circumstances of each situation”.2

We respectfully submit that Johnson & Johnson does not have such a control relationship with Crucell and is not an “affiliate” of Crucell within the meaning of Rule 13e-3, and therefore that the Filing Persons are not required to file a Rule 13e-3 Transaction Statement in connection with the Offer.  No control contemplated by the rule is afforded Johnson & Johnson by virtue of its share ownership level, contractual rights or commercial relationship with Crucell.  In fact, Johnson & Johnson’s general rights as a shareholder have been limited by other contractual rights Crucell has against Johnson & Johnson and by the positions of certain other Crucell shareholders.  In particular, we note the following:

1 See SEC Release No. 34-17719 (1981) at 9 n.28.

2 See id. at 6.

●
No Control Through Share Ownership.  Johnson & Johnson, through its affiliate JHC Nederland B.V., holds only 17.9% of the issued and outstanding share capital of Crucell.  This share ownership is not sufficient to enable Johnson & Johnson, acting alone, to approve any action as a shareholder of Crucell or cause Crucell to take any action.  We note supplementally that several cases have found that shareholdings of similar size, and many significantly greater shareholdings, have failed to constitute the control necessary for “affiliate” status.3

●
Meaningful Influence of Other Significant Shareholders.  Crucell has other significant shareholders, one of which owns more than 10% of Crucell’s issued and outstanding share capital.  This shareholder has been active in expressing its views with respect to the management and corporate actions of Crucell and has been vocal in its opposition to the proposed transaction between Johnson & Johnson and Crucell.  This shareholder has also expressed an intention to contact other Crucell shareholders in an attempt to thwart the proposed transaction.  In response to a request from this shareholder, Crucell has agreed to schedule an informational extraordinary general meeting of shareholders for the sole purpose of giving this shareholder a forum to express its view of the Offer.  Because of the shareholdings of this significant shareholder, and the influence we believe it may be able to exert with other Crucell shareholders (as illustrated in the context of the current transaction), we believe other Crucell shareholders have a meaningful opportunity to influence the control of Crucell and, if they deem it appropriate, to prevent the actions supported by Johnson & Johnson4--further supporting the conclusion that Johnson & Johnson’s own shareholding does not provide it with any “control”.

3 Woodward & Lothrop, Inc. v. Schnabel, 593 F.Supp. 1385, 1400-01 (D.D.C. 1984) (holding that a shareholder was not an “affiliate” within the meaning of Rule 13e-3 because the shareholder’s ownership of 32% of the issuer’s common stock did not give the shareholder control over the company); Ranco Incorporated, SEC No-Action Letter (May 1, 1987) (no-action relief granted because the purchaser was not an “affiliate” within the meaning of Rule 13e-3, where the shareholder could vote 14% of the issuer’s shares, was the beneficial owner of 50.1% of the shares, did not have the power to elect any directors or officers and had no representation on the board).  See also World Financial Bank, SEC No-Action Letter (May 28, 1996) (no-action relief granted with respect to availability of exemption from registration for shares of The Limited to be issued under the terms of a stock bonus plan of World Financial Network National Bank (“WFNNB”), where analysis turned on the determination that The Limited was not an “affiliate” of WFNNB, despite The Limited’s ownership of 40% of the common stock of WFNNB); Ivanhoe Partners v. Newmont Mining Corp., 535 A.2d 1334, 1342-44 (Del. 1987) (holding that control of a Delaware company had not been sold to a 49.7% stockholder where other factors prevented that stockholder from exercising control as a practical matter (namely, a standstill agreement that limited stock ownership to 49.7% and its board representation to 40%)).

4 As described in the Offer Document, the most straight-forward manner by which the Offeror may acquire the outstanding shares of minority shareholders following the closing of the Offer is through statutory buy-out proceedings.  Such proceedings, however, can only be initiated if the Offeror acquires at least 95% of the issued and outstanding share capital of Crucell.  Without the support of this shareholder, statutory buy-out proceedings will not be possible.  Further, other post-closing restructuring alternatives discussed in the Offer Document, including the Asset Sale, would require at least 80% of the issued and outstanding share capital of Crucell.

●
No Board Representation.   Johnson & Johnson and its affiliates have no designees on the Crucell Supervisory Board or Crucell Management Board, nor are they entitled to designate any members of either such board.

●
Limitations Imposed by Shareholder Agreement.  The Shareholder Agreement imposes two significant restrictions on Johnson & Johnson’s shareholding in Crucell that, we submit, further demonstrate the limited nature of its influence over Crucell and (absent the completion of the proposed transaction) its ability to exert influence in the future.

●
Standstill Restrictions.  Until September 28, 2012, Johnson & Johnson and its affiliates cannot, among other things, acquire additional Crucell shares or commence a public offer for additional Crucell shares without Crucell’s prior approval.

●
Drag-Along Restrictions. Johnson & Johnson and its affiliates must agree to sell all of their shares into a bona fide public offer by a third party that is supported by the Crucell Management Board and Crucell Supervisory Board and the holders of at least 70% of Crucell’s shares, if Johnson & Johnson has not made a matching offer or an alternate proposal meeting certain criteria.

●
No Control Rights Provided by Shareholder or Registration Rights Agreements.   Johnson & Johnson’s other rights under the Shareholder and Registration Rights Agreements are solely designed to maintain Johnson & Johnson’s percentage ownership of Crucell at its existing level, by protecting Johnson & Johnson from dilution in some circumstances and from increasing concentration in others.  (We also note that these protections are not indefinite—they would expire upon Johnson & Johnson’s ceasing to hold at least a certain specified percentage of Crucell’s shares.)  However, these agreements do not extend any other rights or control with respect to Crucell.

●
Collaboration Agreements Do Not Provide or Further Control.  The Collaboration Agreements do not, by either their terms or their practical effects, provide Johnson & Johnson with any influence or control over Crucell’s overall management or business.  These agreements relate to research and development work for a specific series of products that are merely in early stage development—not any products currently sold by Crucell and not any other of Crucell’s products in development.  Further, these types of collaboration arrangements are customary in the pharmaceutical industry as a way for companies to share the cost and risk in researching and developing products.  In particular, it should be noted that the collaboration contemplated by the Collaboration Agreements is but one of several research and development collaborations that Crucell has with different pharmaceutical companies, including DSM Biologics, MedImmune, Merck, Novartis, sanofi pasteur and Wyeth.5  We further note that Johnson & Johnson currently has no relationship with Crucell relating to any of its pediatric vaccines, which account for 67% of Crucell’s product sales.6

5 See Crucell’s Form 20-F, filed with the SEC on April 7, 2010.

6 See Crucell’s Form 6-K regarding Crucell’s third quarter 2010 results, filed with the SEC on November 9, 2010.

●
No Rights to Non-Public Information.  Other than through Crucell’s negotiation with Johnson & Johnson of the proposed transaction, Johnson & Johnson has had no rights to non-public information about Crucell that could have enabled Johnson & Johnson to otherwise effectively exert control or influence over Crucell, or was otherwise used by Johnson & Johnson in evaluating the transaction.  As described in the Offer Document under “Background of the Offer”, Johnson & Johnson obtained access to a dataroom containing due diligence in order to evaluate whether it wanted to initiate discussions with Crucell regarding a potential transaction, and then conducted several weeks of due diligence.  Further, Johnson & Johnson was not permitted to conduct any on-site due diligence at Crucell’s research and development locations until the end of September 2010.  Moreover, Johnson & Johnson would not have engaged in an extensive due diligence exercise, which would not have been necessary or appropriate, if Johnson & Johnson had access to non-public information about Crucell prior to that time.

We, on behalf of the Filing Persons, will respond to the Staff’s other comments set forth in the Comment Letter in due course.  If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the above number.

Sincerely

/s/ Damien R. Zoubek

Damien R. Zoubek

Christina Chalk, Esq.
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

 Copy to:

Eric Jung, Esq.
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS